January 23, 1998




Securities and Exchange Commission
Attn:  Kathryn Haller
Washington, DC  20549



RE:    United Trust, Inc. Form S-4 Registration Statement


Dear Kathryn Haller:

      In regard to our phone conversation, please amend the wording of the last paragraph of the first page of the Form S-4 Registration Statement filing for United Trust, Inc. to read as follows:

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

     Thank you for your assistance in this matter.


Sincerely,

George E. Francis

George E. Francis
Executive Vice President
 and Secretary